May 22, 2024

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	GENETIC TECHNOLOGIES LIMITED (the “Company”)

Registration Statement on Form F-1

File No. 333- 279523 (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5.00 p.m. (Eastern Time) on May 24, 2024, or as soon thereafter as practicable.

Please contact Darrin M. Ocasio, Esq. of Sichenzia Ross Ference Carmel LLP counsel of the Company, at (212) 930-9700 to provide notice of effectiveness, or if you have any questions or concerns regarding the foregoing.

Very truly yours,

Genetic Technologies Limited

By:	/s/ Simon Morriss
Name:	Simon Morriss
Title:	Chief Executive Officer

cc: Darrin M. Ocasio, Esq.